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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ___ )*

                                  IPI, Inc.
                              (Name of Issuer)

                       Common Stock, $0.01 par value
                       (Title of Class of Securities)

                                 449805 10 0
                               (CUSIP Number)

                             Thomas G. Lovett IV
                         Lindquist & Vennum P.L.L.P.
                               4200 IDS Center
                           80 South Eighth Street
                        Minneapolis, Minnesota 55402
                         Telephone:  (612) 371-3211
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               November 2, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 Page 1 of 7 Pages
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----------------------------------
CUSIP No.       449805100
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS       Dennis M. Mathisen

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                        (a)              / /
                                                              (b)    / /

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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See instructions)               00

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)        / /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION              UNITED STATES

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NUMBER OF          7    SOLE VOTING POWER                   9,000
SHARES             -------------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER                 -0-
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER              9,000
REPORTING          -------------------------------------------------------------
PERSON             10   SHARED DISPOSITIVE POWER          1,687,772
WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,696,772

--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / / (See instructions)

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               35.8%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON (See instructions)          IN

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                              Page 2 of 7 Pages
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----------------------------------
CUSIP No.       449805100
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Marshall Financial Group, Inc. , 41-1624808

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a)    / /
                                                                      (b)    / /

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS (See instructions)               WC

--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)        / /

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION              UNITED STATES

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NUMBER OF          7    SOLE VOTING POWER                   -0-
SHARES             -------------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER                 -0-
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER              -0-
REPORTING          -------------------------------------------------------------
PERSON             10   SHARED DISPOSITIVE POWER          1,687,772
WITH
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,687,772

--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / / (See instructions)

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               35.8%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON (See instructions)          CO

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ITEM 1.   SECURITY AND ISSUER

    This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of IPI, Inc. (the "Company"), having its principal executive offices at 15155 Technology Drive, Eden Prairie, Minnesota 55344.

ITEM 2.   IDENTITY AND BACKGROUND

MARSHALL FINANCIAL GROUP, INC.

    (a) Marshall Financial Group, Inc. ("MFG")

    (b) 903 North Third Street, Suite 300, Minneapolis, Minnesota 55401.

    (c) Not applicable.

    (d) MFG has not been convicted in a criminal proceeding in the last five years.

    (e) MFG has not been a party to a civil proceeding involving violations of securities laws in the last five years.

    (f) MFG is a Minnesota corporation.

DENNIS M. MATHISEN

    (a) Dennis M. Mathisen ("Mr. Mathisen").

    (b) 7283 Mission Hills Drive, Las Vegas, Nevada 89113

    (c) Mr. Mathisen's principal occupation is President of Marshall Financial Group, a financial services company, 903 North Third Street, Suite 300, Minneapolis, Minnesota 55401.

    (d) Mr. Mathisen has not been convicted in a criminal proceeding in the last five years.

    (e) Mr. Mathisen has not been a party to a civil proceeding involving violations of securities laws in the last five years.

    (f) Mr. Mathisen is a citizen of the United States.


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ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    MFG is deemed to have acquired beneficial ownership of 1,687,722 shares of Common Stock of the Company in exchange for $39,636 paid to Dorothy Galloway ("Galloway") and $804,250 paid to Jacobs Industries, Inc. ("JII") pursuant to separate option agreements ("Options") between MFG and Galloway and between MFG and JII dated May 27, 1997 and May 28, 1997, respectively. MFG may borrow funds from one or more entities to fund this acquisition or use its working capital.

ITEM 4.   PURPOSE OF TRANSACTION

   MFG has acquired the securities described in Item 3 above for investment purposes.

    MFG may, from time to time, (1) acquire additional shares of Common Stock (subject to availability at prices deemed favorable to MFG) in the open market, in privately negotiated transactions, or otherwise, or (2) attempt to dispose of shares of Common Stock in the open market, in privately negotiated transactions or otherwise. In addition, as described in Item 5, MFG has the right to acquire the shares of JII should JII decide to dispose of those shares and JII has the right to acquire shares held by MFG should MFG decide to dispose of these shares.

    Except as set forth above, MFG has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. If MFG exercises the options, it may, however, take one or more actions that fall within the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

    (a) In May 1997, MFG, of which Dennis M. Mathisen is the President, Chief Executive Officer and sole shareholder, and JII, holder of approximately 68% of the Company's outstanding shares of Common Stock, entered into an Option, Security Agreement and Buy-Sell Agreement (the "JII-MFG Agreement"), pursuant to which JII sold to MFG an option to purchase, between January 1, 1998 and January 5, 1998, 1,608,500 shares of Common Stock (the "MFG Option") owned by JII.

    In addition to the JII-MFG Agreement, MFG entered into a similar option agreement with Dorothy Galloway, a major shareholder of the Company ("Galloway"), pursuant to which Galloway sold to MFG an option to purchase between January 1, 1998 and January 5, 1998 79,272 shares of Common Stock owned by Galloway (the "MFG-Galloway Option"). JII has also advised the Company that it has entered into a similar option agreement with Galloway (the "JII-Galloway Option") for the purchase of 79,272 shares. Each of JII and MFG have agreed with


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Galloway that upon exercise by MFG of the option to purchase shares from JII,
JII and MFG will each exercise their respective option with Galloway.

    The JII-MFG Agreement also provides (i) MFG with the potential right to acquire 1,608,500 additional shares of Common Stock currently held by JII, as well as the 79,272 shares of Common Stock purchasable by JII from Galloway, and (ii) JII with the potential right to reacquire the 1,608,500 shares transferred to MFG pursuant to the JII-MFG Agreement, plus the 79,272 shares purchased by MFG from Galloway (such provisions are referred to herein as the "buy-sell agreement"). The buy-sell agreement may be exercised at any time after the options are exercised in January 1998. Neither party may sell, transfer, assign or dispose of its shares except pursuant to the buy-sell agreement. The JII-MFG Agreement terminates only upon written agreement of the parties. Based solely upon these two options, as of November 12, 1997, MFG is deemed to beneficially owned 1,687,772 shares of the Common Stock of the Company, which represented 35.8% of the outstanding Common Stock on such date, based upon the Company's shares outstanding as reported in the Company's Form 10-Q for the quarter ended May 31, 1997.

    (b) The responses of MFG to Items (7) through (11) of the portions of the cover page of this Schedule which relate to beneficial ownership of shares of Common Stock are incorporated herein by reference.

    (c) Other than the transactions described in Item 3 above, MFG has not effected any transactions in the Common Stock during the past sixty days.

    (d)   Not applicable.

    (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Other than the agreements referred to in Item 5, there are no contracts, arrangements, understandings or relationships between MFG and any person with respect to any securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

    (1) Option and Security Agreement, dated May 27, 1997, between Marshall Financial Group, Inc. and Dorothy Galloway.

    (2) Option, Security Agreement and Buy-Sell Agreement, dated May 28, 1997, as amended, between Marshall Financial Group, Inc. and Jacobs Industries, Inc.

    (3) Joint Filing Agreement


                              Page 6 of 7 Pages
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                                  SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       MARSHALL FINANCIAL GROUP, INC.

Date: November 12, 1997                /s/ John A. Fischer
                                       -----------------------------------
                                       John A. Fischer
                                       Executive Vice President


Date: November 12, 1997                /s/ Dennis M. Mathisen
                                       -----------------------------------
                                       Dennis M. Mathisen


                              Page 7 of 7 Pages